SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          AMENDMENT NO. 3
                                TO
                          SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934


                  OXFORD RESIDENTIAL PROPERTIES I
                        LIMITED PARTNERSHIP
                     (Name of Subject Company)


        Oxford Residential Properties I Limited Partnership
              (Name(s) of Person(s) Filing Statement)


                          Assignee Units
                  (Title of Class of Securities)

                          Not Applicable
               (CUSIP Number of Class of Securities)


                          Marc B. Abrams
                       7200 Wisconsin Avenue
                            Suite 1100
                     Bethesda, Maryland  20814
                          (301) 654-3100

              (Name, address and telephone number of
               persons authorized to receive notices
                and communications on behalf of the
                     persons filing statement)


                          With a copy to:

                      Robert B. Robbins, Esq.
                  Shaw Pittman Potts & Trowbridge
                        2300 N Street, N.W.
                      Washington, D.C.  20037

















Item 9.   Materials to Be Filed as Exhibits

     (a)  (i)  Letter to Unitholders dated August 13, 1998.
               (previously filed)

          (ii) Letter to Unit Holders dated September 15, 1998.
               (previously filed)

     (b)  (i)  Response to Potential Unit Holder Questions.
               (previously filed)

          (ii)    Notice of Withdrawal Form

     (c)  Not applicable.














































                             SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 17, 1998


                                   OXFORD RESIDENTIAL
                                   PROPERTIES I LIMITED
                                   PARTNERSHIP


                                   By:  Oxford Residential
                                        Properties I
                                        Corporation
                                        Managing General
                                        Partner



                                   By: /s/ Marc B. Abrams
                                      -------------------------
                                      Marc B. Abrams
                                      Senior Vice President






























                           EXHIBIT INDEX



Exhibit         Description
No.

(a)(i)          Letter to Unit Holders dated
                August 13, 1998   *
(a)(ii)         Letter to Unit Holders dated
                September 15, 1998   *
(b)(i)          Responses to Potential Unit
                Holder Questions *
(b)(ii)         Notice of Withdrawal Form
                *  Previously filed













































              Notice of Withdrawal of Tendered Units
        Oxford Residential Properties I Limited Partnership

                    Deliver to:
                    MacKenzie Patterson, Inc.
                    1640 School Street
                    Moraga, California 94556
                    Via Facsimile: (925) 631-9119

Gentlemen:

      The undersigned Unit Holder of Oxford Residential Properties I Limited Partnership (the "Partnership") hereby withdraws the undersigned's prior tender of assignee units of limited partnership interest ("Units") of the Partnership tendered pursuant to the Offer to Purchase, dated July 28, 1998, as amended (the "Offer to Purchase") by MacKenzie
Patterson Special Fund, L.P.; MacKenzie Specified Income Fund, L.P.; MacKenzie Fund VI, L.P.; Previously Owned Partnerships Income Fund II, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; Cal-Kan, Inc.; Moraga Gold, LLC; and Steven Gold (collectively the "Purchasers").

     You are instructed to return the original of my Letter of Transmittal and all other documents that may have been submitted with such Letter of Transmittal to the undersigned at the address set forth below.

     The undersigned hereby withdraws, effective immediately, (i) the undersigned's appointment of the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units,
(ii) the undersigned's request that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership, and (iii) the undersigned's conditional assignment to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to the tendered Units.

                             SIGNATURE
     Signature of Owner of Units:_______________________________

     Signature of Owner of Units:_______________________________

     Date:   September  ____, 1998

                    Address for Return of Units

Name:_____________________________________

Address:__________________________________
        __________________________________
        __________________________________